United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑  Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐  No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

TABLE OF CONTENTS

Press Release
Signature Page
Vale acquires coal assets in Colombia
Rio de Janeiro, December 23, 2008 — Companhia Vale do Rio Doce (Vale) announces that it entered into a purchase and sale agreement to acquire 100% of the export coal assets of Cementos Argos S.A. (Argos) in Colombia for US$300 million.
Argos, listed in Bolsa de Valores de Colombia, is a Colombia-based cement producer and one of the largest cement producers in Latin America. It has cement, concrete and aggregates operations in the United States, Panama, Venezuela, Haiti and the Dominican Republic.
Located in the major Colombian coal producing region — Cesar department, Argos’s coal assets consist of two mining concessions: (a) El Hatillo, open pit mine, with expected 2008 production of 1.8 million metric tons of thermal coal ramping up to full capacity — 4.5 million metric tons per year — by 2011, and (b) Cerro Largo, under exploration stage. Together these mining concessions have potential for 500 million metric tons of non-audited geological resources.
Las Cuevas deposit, part of the El Hatillo mining concession, presents the highest potential for additional resources, and Vale has agreed to make an extra payment at fixed price per metric ton of measured and indicated resources exceeding 50 million metric tons, after a confirmatory drilling campaign to be concluded within two years.
Argos’s coal logistics assets are also included in the deal. Argos has 8.43% stake in the Fenoco consortium that owns the concession and operation of the railroad linking the coal concessions to the SPRC port. It also owns 100% of the concession of the Rio Cordoba — SPRC port in the Caribbean coast of the Magdalena Department. Its coal production, which currently uses trucks to reach the port, will begin railroad transportation at the beginning of 2009.
Investment in the coal business is an important part of Vale’s growth strategy. We have coal operations in Australia, in the Hunter Valley and Bowen Basin, and two joint ventures, one in a coal mine and the other in a coke plant, in China. Vale has also coal projects in different stages of development in Australia, Mongolia and Mozambique. Since Colombia is the world’s third largest exporter of high-quality thermal coal, given its low level of sulfur and high calorific value, Vale is seeking to build a coal asset platform in the country to enhance our growth options in the coal business.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: December 23, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations